Zebra Holdco, Inc.

c/o Zillow, Inc.

1301 Second Avenue, Floor 31

Seattle, WA 98101

November 10, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs, Assistant Director

Re:	Zebra Holdco, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 20, 2014

File No. 333-198695

Trulia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 3, 2014

File No. 001-35650

Dear Ms. Jacobs:

This letter responds to the letter dated November 5, 2014, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”) filed by Zebra Holdco, Inc. (the “Company”) on October 20, 2014 and the Form 10-K for the fiscal year ended December 31, 2013 filed by Trulia, Inc. (“Trulia”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in Amendment No. 1.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company is filing concurrently with this letter.

November 10, 2014

Zebra Holdco

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers about the Mergers and the Special Meeting, page 1

1.	We note your responses to prior comments 3 and 24. Please revise the disclosure in the Q&A, summary and background of the merger sections to disclose the purpose for authorizing nonvoting Class C common stock. In this regard, we note the disclosure on pages 185 and 186 that authorization and issuance of a nonvoting class of common stock would prevent the dilution of Holdco shareholders’ voting power, including that of Zillow’s founders who, after the mergers, will have the unilateral ability to elect all of Holdco’s directors and to determine the outcome of most matters submitted to a vote of Holdco’s shareholders.

Response: In response to the Staff’s comment, a new question and answer has been included on page 6 of Amendment No. 2, additional disclosure has been included on pages 29-30 of Amendment No. 2, and the disclosure has been revised on page 101 of Amendment No. 2.

2.	We note your response to prior comments 4 and 12 and reissue the comments in part. Please revise your discussion of the different interests held by certain directors of Trulia in the Q&A and summary sections to quantify the value of such interests.

Response: In response to the Staff’s comment, the disclosure has been revised on page 3 and page 24 of Amendment No. 2.

In addition, we respectfully note that the quantification of the benefits that Trulia executive officers and directors may or will receive as a result of any equity acceleration that may be triggered in connection with the Trulia merger are set forth in the table under the “The Mergers — Interests of Officers and Directors in the Mergers — Quantification of Equity Acceleration” section beginning on page 136 of Amendment No. 2.

Background of the Mergers, page 91

3.	We note your response to prior comment 19. Please briefly describe the “changing dynamics in the marketplace” that make a business combination with Zillow more attractive to Trulia stockholders at this time.

Response: In response to the Staff’s comment, the disclosure has been revised on page 94 of Amendment No. 2.

November 10, 2014

Opinion of Financial Advisor to Zillow, page 107

4.	We note your response to prior comment 28. Please include the substance of your response in this section of the registration statement.

Response: In response to the Staff’s comment, the disclosure has been revised on page 116 of Amendment No. 2.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, Zillow, Inc. and Trulia, Inc.

Note 2. Basis of Pro Forma Presentation, page 60

5.	We note your response to prior comment 15 and your revised disclosure related to the valuation of Trulia’s convertible debt. Please tell us the following:

•	How you plan on accounting for this debt subsequent to the merger, and the accounting literature relied on when making that determination;

•	Whether you believe the issuance of the supplemental indenture constitutes an extinguishment or modification of Trulia’s existing debt; and

•	Whether you are aware of any debt holders who will choose to convert their debt to common shares rather than accept the terms of the supplemental indenture.

Response: In response to the Staff’s comment, the disclosure has been revised on page 62 of Amendment No. 2 to further clarify the accounting for the debt subsequent to the merger.

In accordance with the guidance in ASC 805, Business Combinations, the Company will recognize the debt at fair value. As the conversion feature is not required to be separately accounted for as described below, the Company considered the guidance included in ASC 470-20-25-13 and concluded that the debt is being recognized at a “substantial premium”. Accordingly, the Company will recognize the liability component of the instrument at the stated par amount and will recognize the fair value in excess of par to additional paid-in capital.

In reaching this conclusion, the Company first considered whether the conversion option requires bifurcation and separate accounting pursuant to ASC 815-15, Embedded Derivatives. The Company concluded that the conversion option will not be bifurcated and separately accounted for at fair value as it meets the scope exception under ASC 815-10-15-74(a). Specifically, the Company applied the guidance in ASC 815-40, Contracts in an Entity’s Own Equity, and concluded that the conversion option (i) will be indexed to the Company’s Class A common stock and (ii) will be classified in shareholder’s equity in the Company’s statement of financial position.

November 10, 2014

The Company also considered whether the equity component requires separate accounting recognition under ASC 470-20, Debt with Conversion and Other Options, and determined (i) the instrument does not contain a beneficial conversion option pursuant to ASC 470-20-25-4 and (ii) is not in the scope of the “Cash Conversion” guidance pursuant to ASC 470-10-15-4, as the indenture does not permit or require the Company to settle the debt in cash (in whole or in part) upon conversion.

The Company also has concluded that none of the redemption features related to the instrument will be bifurcated and separately accounted for at fair value, as all redemption features were determined to be clearly and closely related to the debt host instrument pursuant to ASC 815-15-25-1.

Upon the Company’s assumption of Trulia’s convertible debt, the primary obligations will continue to be subject to the originally executed indenture. Therefore, the Company concluded that the transaction is not subject to the guidance in ASC 470-50, Modifications and Extinguishments. Thus, as noted above, the Company will recognize the debt at fair value pursuant to ASC 805.

The Company respectfully advises the Staff that there are no debt holders of Trulia’s 2020 Notes who will convert their debt to common shares rather than accept the terms of the supplemental indenture. Pursuant to the terms of Trulia’s indenture for the 2020 Notes, the merger transaction will not constitute a “Fundamental Change” given at least 90% of the consideration to be received by the common stockholders of Trulia in connection with the transaction consists of shares of common stock that are listed or quoted on The NASDAQ Global Market. Therefore, neither a conversion nor a repurchase at the option of the debt holders will be permitted as of the date of the merger or in connection with the execution of the supplemental indenture.

Trulia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

2. Summary of Significant Accounting Policies

Revenue Recognition, page 83

6.	We note from your response to prior comment 45 that you record the one time set-up fees charged to franchisors as deferred revenue and amortize the fees as revenue over the estimated life of the customer. We also note that you believe these services have stand-alone value. Please tell us how you considered paragraphs 4 and 5 of ASC 605-25-25 and ASC 605-10-S99-1 when determining that this accounting treatment is appropriate. In this regard, if these fees have stand-alone value, it is unclear why you do not view these services as a separate element of your contracts and recognize revenue as the set-up services are performed. If you do not believe that the impact of a change from amortizing these fees over the life of the customer to recognizing them as you perform the set-up services, please provide us with your materiality analysis in your response.

November 10, 2014

Response: In response to the Staff’s comment, Trulia provided the Company with the following information:

Trulia’s software-as-a-service business to franchisors was acquired through Trulia’s acquisition of Market Leader in August 2013. Market Leader’s policy was to defer upfront non-refundable one-time set up fees and recognize these fees as revenue over the expected customer life which ranged from 24 to 36 months. This is based on the non-refundable one-time set up fees not having stand-alone value pursuant to ASC 605-25-25, as the set up service is not sold separately by any vendor and the customer could resell the delivered service on a standalone basis.

From Market Leader acquisition date (August 2013) through the end of September 30, 2014, the Company has entered into two new franchisor arrangements with upfront non-refundable one-time set up fees totaling $75,000, which the Company deems immaterial. Consistent with historic policy, Trulia is recognizing revenue over the expected customer life of 24 months and 36 months. Trulia does not expect there to be any material upfront non-refundable one-time set up fees in the future.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Spencer M. Rascoff

Spencer M. Rascoff

President and Chief Executive Officer

cc:	Peter Flint

Trulia, Inc.

David F. McShea

Andrew B. Moore

Perkins Coie LLP

November 10, 2014

Steve L. Camahort

Shearman & Sterling LLP

Rezwan D. Pavri

Goodwin Procter LLP

Michael S. Ringler

Wilson Sonsini Goodrich & Rosati, P.C.